SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                 1st quarter statements dated December 31, 1999

                             Eiger Technology, Inc.
                                  818 Erie St.
                                  Stratford, ON
                                     N4Z 1A2

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Eiger Technology, Inc.

Date: April 4, 2000                        Mr. Gerry A. Racicot
                                           President

                                      Eiger

                                 Technology, Inc

                                Management Review

      Eiger Technology, Inc. (Eiger) has accomplished its primary strategy of high growth with profitability. It's acquisition of a controlling interest in Eiger Labs Group, Inc. and its sister company, Point Multimedia Systems, Inc. in Seoul, South Korea with R & D and manufacturing facilities, has successfully increased its business and launched its new products in the world-wide market.

      Gerry Racicot, president of Eiger, is pleased to announce that our OEM business is going from strength to strength with new customers and business per customer increasing. The increase in OEM business reflects the leading edge design and manufacturing expertise of our Point facility.

      Y.K. Kim, president of Eiger Lab Group, Inc. said, "The second generation, EigerMan 2000, was well received at the consumer electronics show in Las Vegas with trade interest extremely high. This fully featured MP3 player is exciting to the marketplace making it possible for Eiger to maintain a prominent position in the marketplace"

      Eigers, DSL modem has been specified with major U.S. and world-wide consumers for delivery in June, 2000. Point has also opened its new manufacturing facility in Seoul, increasing its in house capacity by 150% to a monthly 250,000 unit sale rate.

      Once again, Eiger has proven and solidified its business strategy into a phenomenal success. Eiger's projections and estimates are now a reality as a designer and manufacturer of leading edge, cost competitive, high-tech products in the computer peripheral, MP3 and DSL arenas.

EIGER TECHNOLOGY, INC.
Unaudited Consolidated Balance Sheet

--------------------------------------------------------------------------------
December 31                                                1999           1998
--------------------------------------------------------------------------------
                                                             $              $
Assets

Current
  Cash and Marketable Securities                        3,303,000              0
  Accounts Receivable                                   9,433,000      1,919,000
  Due from Related Parties                                 18,000         24,000
  Inventories                                           8,309,000      4,404,000
  Prepaid Expenses                                        202,000         76,000
                                                       ----------     ----------

                                                       21,265,000      6,423,000

Capital (Net of Depreciation)                           2,304,000      1,871,000
Long-term Investments                                     342,000      1,238,000
Other                                                   4,080,000        588,000
                                                       ----------     ----------

                                                       27,991,000     10,120,000
                                                       ==========     ==========

Liabilities and Shareholders' Equity

Current
  Bank Indebtedness                                     1,066,000      1,757,000
  Accounts Payable and Accrued Liabilities             11,408,000      3,107,000
  Income Taxes Payable                                    360,000         43,000
  Current Portion of Lease Obligation                      17,000         81,000
  Current Portion of Long-term Debt                       120,000        289,000
                                                       ----------     ----------

                                                       12,971,000      5,277,000
                                                       ----------     ----------
Long-term
  Obligation Under Capital Lease                                0         10,000
  Long-term Debt                                        2,250,000      1,427,000
                                                       ----------     ----------

                                                        2,250,000      1,437,000
                                                       ----------     ----------

Future Income Tax Liabilities                             175,000        169,000
                                                       ----------     ----------

Non-Controlling Interest                                1,474,000        229,000
                                                       ----------     ----------

Shareholders' Equity
  Share Capital                                        11,287,000      2,176,000
  Contributed Surplus                                     217,000        217,000
  Retained Earnings (Deficit)                            -383,000        615,000
                                                       ----------     ----------

                                                       11,121,000      3,008,000
                                                       ----------     ----------

                                                       27,991,000     10,120,000
                                                       ==========     ==========

On Behalf of the Board:
signed Gerry Racicot                                   Director

Signed Keith Attoe                                     Director

EIGER TECHNOLOGY, INC.
Unaudited Statement of Consolidated Operations and Retained Earnings

--------------------------------------------------------------------------------
For the three months ended December 31                     1999           1998
--------------------------------------------------------------------------------
                                                             $              $

Sales                                                  18,169,000      2,453,000

Cost of Sales                                          16,462,000      1,991,000
                                                       ----------     ----------

Gross Margin                                            1,707,000        462,000
                                                       ----------     ----------

Expenses
  Operating and Administrative                          1,257,000        440,000
  Management Fees                                          69,000         69,000
  Amortization of Capital Assets                           99,000         35,000
  Amortization of Goodwill and Other Assets                82,000         18,000
  Interest on Long-term Debt                               12,000         38,000
  Other Interest and Bank Charges                         106,000         50,000
                                                       ----------     ----------

                                                        1,625,000        650,000
                                                       ----------     ----------

Income (Loss) from Operations                              82,000       -188,000

Other  Income                                             750,000              0
                                                       ----------     ----------

Net Income (Loss) before Income Taxes                     832,000       -188,000

Provision for Income Taxes                                127,000        -35,000
                                                       ----------     ----------

Net Income (Loss) before Non-controlling Interest         705,000       -153,000

Non-controlling Interest                                   85,000        -62,000
                                                       ----------     ----------

Net Income (Loss) for the Period                          620,000        -91,000

Retained Earnings (Deficit), Beginning of Period         -401,000        706,000

Capital Distribution - Foreign Subsidiary                -409,000              0

Costs Related to Issuance of Share Capital               -193,000              0
                                                       ----------     ----------

Retained Earnings (Deficit), End of Period               -383,000        615,000
                                                       ==========     ==========

EIGER TECHNOLOGY, INC.
Unaudited Statement of Consolidated Changes in Financial Position

--------------------------------------------------------------------------------
For the three months ended December 31                     1999           1998
--------------------------------------------------------------------------------
                                                             $              $
Cash Provided (Used In)

Operating Activities
  Net Income (Loss) for the Period                        620,000        -91,000
  Items not Involving Cash
    Amortization                                          181,000         53,000
    Changes in Non-Cash
     Operating Accounts
       Accounts Receivable                             -4,206,000        174,000
       Inventories                                     -4,303,000     -1,182,000
       Prepaid Expenses                                    67,000        -33,000
       Accounts Payable                                 8,613,000        745,000
       Income Taxes Payable                               123,000        -11,000
       Non-controlling Interest                            85,000        -63,000
                                                       ----------     ----------

                                                        1,180,000       -408,000
                                                       ----------     ----------

Investment Activities
 Purchase of Capital Assets                             -347,000              0
 Long-term Investments                                         0        -27,000
 Other Assets                                           -730,000        -20,000
                                                       ----------     ----------

                                                       -1,077,000        -47,000
                                                       ----------     ----------

Financing Activities
 Capital Lease Obligation                                -20,000        -29,000
 Other Long-term Debt                                  1,159,000         29,000
 Common Shares Issued                                  2,184,000              0
 Costs Related to Issuance of Share Capital             -193,000              0
 Capital Distribution - Foreign Subsidiary              -409,000              0
                                                       ----------     ----------

                                                        2,721,000              0
                                                       ----------     ----------

Increase (Decrease) in Cash Position During Period      2,824,000       -455,000

Cash Position, Beginning of Period                       -587,000     -1,302,000
                                                       ----------     ----------

Cash Position, End of Period                            2,237,000     -1,757,000
                                                       ==========     ==========

Analysis of Cash Position:
 Cash and Marketable Securities                        3,303,000              0
 Bank Indebtedness                                    -1,066,000     -1,757,000
                                                       ----------     ----------

                                                        2,237,000     -1,757,000
                                                       ==========     ==========

Eiger Technology, Inc.

Supplementary Information
As at December 31, 1999

Schedule A:

      Financial Information - see unaudited consolidated financial statements

Schedule B:

#1 - See attached schedule of Administrative Expenses

   - See consolidated financial statements

#2 a) Options Exercised - October 1st to December 31,1999

            - Philip Cassis  50,000 @ .80

            - Robert Hoegler 25,000 @ .75

#2 b) Options Granted - October 1st to December 31,1998

Tony Francolini               100,000               1.40                10/25/04
Gerry A. Racicot              250,000               1.40                10/25/04
Bev Boorsma                     5,000               1.40                10/25/04
Scott St. Amand                 8,000               1.40                10/25/04
Leslie Babb                     5,000               1.40                10/25/04
Paul Bates                     20,000               1.40                10/25/04
Ray Dirks                     500,000               1.47                11/17/02
George Swan                    25,000               1.40                11/25/02

#3 a) 23,302,858 shares issued and outstanding

#3 b) Outstanding Options:

      NAME                # OF SHARES              PRICE             EXPIRY DATE

Ken Rampersad                  50,000                .55                05/01/00
Keith Attoe                    50,000                .60                09/08/00
Keith Attoe                  100,000,                .90                11/11/00
Walter Keyser                  50,000                .70                09/30/00
Beverly Boorsma                15,000                .85                11/07/00
Ken Rampersad                  50,000                .85                04/17/00
Keith Attoe                   100,000                .85                04/17/00
Dingerman Kleppe               30,000                .85                04/17/00

Walter Keyser                 100,000                .85                04/17/00
Robert Kim                    200,000                .60                04/02/01
Steve Kim                      50,000                .60                04/02/01
Robert Kim                    350,000                .60                04/02/01
Cheon Hong Kim                 25,000                .80                06/25/00
Tony Francolini               100,000               1.40                10/25/04
Gerry A. Racicot              250,000               1.40                10/25/04
Bev Boorsma                     5,000               1.40                10/25/04
Scott St. Amand                 8,000               1.40                10/25/04
Leslie Babb                     5,000               1.40                10/25/04
Paul Bates                     20,000               1.40                10/25/04
Ray Dirks                     500,000               1.47                11/17/02
George Swan                    25,000               1.40                11/25/02

#3 c) Total number of shares in escrow - nil

#3 d) List of Directors

      Gerry Racicot                 Walter Keyser
      Robert Hoegler                Keith Attoe
      Ernest Kolenda                Morden C. Lazarus
      Sidney Harkema

EIGER TECHNOLOGY, INC.
Notes to the Financial Statements December 31, 1999

Reconciliation to U.S. GAAP:

Revelant differences between accounting principles generlly accepted in Canada ("Cdn.GAAP") compared to those principles generally accepted in the United States of America ("U.S. GAAP") are as follows:

      None.

Reconciliations:
                                                           1999           1998
                                                             $              $

Net Income
 - per Cdn. GAAP                                          620,000        -91,000

 - per U.S. GAAP                                          620,000        -91,000

Retained Earnings (Deficit)
  - End of Period per Cdn. GAAP                          -383,000        615,000

 - Adjustments re Depreciable Life
     of Computer Equipment                                -30,000        -30,000
 - Future Income Tax Adjustment                            12,000         12,000

  - End of Year per U.S. GAAP                            -401,000        597,000

Total Assets
 - per Cdn. GAAP                                       27,991,000     10,120,000

 - Adjustments re Depreciable Life
     of Computer Equipment                                -30,000        -30,000
 - Deferred Tax Adjustment                                 12,000         12,000

 - per U.S. GAAP                                       27,973,000     10,102,000